B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended June 30, 2021

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 4, 2021 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and six months ended June 30, 2021. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2020. All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Following the sale of La Libertad and El Limon to Calibre Mining Corp. ("Calibre") on October 15, 2019, production from these mines is presented on an approximate 33% basis representing the Company’s indirect ownership interest in the Nicaraguan operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes).

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR at www.sedar.com.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also has a 50% interest in the Gramalote Project in Colombia and an 81% interest in the Kiaka Project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Namibia, Uzbekistan and Finland.
COVID-19
The Company continues to address the COVID-19 pandemic and minimize its potential impact at its operations. The Company places the safety and well-being of its workforce and all stakeholders as its highest priority and continues to encourage input from all its stakeholders as the COVID-19 situation evolves. The Company continues to implement measures and precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of the Company's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. The Company is continually updating these plans and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities, including labour unions, and continues to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued safe operation of its mines.

Summary

Consolidated gold revenue for the second quarter of 2021 was $363 million on sales of 200,071 ounces at an average price of $1,814 per ounce compared to $442 million on sales of 257,100 ounces at an average price of $1,719 per ounce in the second quarter of 2020. The decrease in gold revenue of 18% ($79 million) was 22% attributable to the decrease in gold ounces sold (mainly due to the lower gold production and timing of gold shipments), partially offset by a 4% impact from the increase in the average realized gold price. Consolidated gold revenue for the first half of 2021 was $725 million on sales of 402,401 ounces at an average price of $1,802 per ounce compared to $822 million on sales of 496,600 ounces at an average price of $1,656 per ounce in the first half of 2020. The decrease in gold revenue of 12% ($97 million) was 19% attributable to the decrease in gold ounces sold (mainly due to the lower gold production and timing of gold shipments), partially offset by a 7% impact from the increase in the average realized gold price.

Total gold production in the second quarter of 2021 was 211,612 ounces (including 14,232 ounces of attributable production from Calibre), above budget by 5% (10,269 ounces), and consolidated gold production from the Company’s three operating mines was 197,380 ounces, above budget by 5% (9,787 ounces) (refer to "Review of Mining Operations and Development Projects" section below). The Fekola Mine in Mali continued its strong operational performance through the second quarter of 2021, producing 113,611 ounces of gold, 3% (3,611 ounces) above budget, as the Fekola processing facilities continued to outperform following the successful completion of the Fekola mill expansion in September 2020. In the second quarter of 2021, Fekola’s mill throughput was a quarterly record of 2.29 million tonnes, 16% above budget and 47% higher than the second quarter of 2020. The Masbate Mine in the Philippines also continued its strong operational performance with second quarter of 2021 gold production of 56,878 ounces, above budget by 8% (4,390 ounces), as processed grade (8% above budget) and recoveries (10% above budget) both exceeded budget, more than offsetting lower than budgeted throughput (8% below budget) during the period. The Otjikoto Mine in Namibia performed well during the second quarter of 2021, producing 26,891 ounces of gold, above budget by 7% (1,786 ounces), mainly due to higher than budgeted processed grade (5% above budget) as the grade of ore sourced from the medium grade stockpile was slightly higher than anticipated during the second quarter. As expected, compared to the second quarter of 2020, total gold production was lower by 12% (29,981 ounces) due to planned significant waste stripping campaigns at both the Fekola and Otjikoto mines, which were largely completed in the first half of 2021 (for Phase 5 and Phase 6 of the Fekola Pit, and Phase 3 of the Wolfshag and Otjikoto pits). Gold production is expected to significantly increase in the second half of 2021, when mining at Fekola reaches the higher-grade zones of the Fekola Pit and mining at Otjikoto reaches the higher-grade zone at the base of the Wolfshag Pit. For the first half of 2021, total gold production was 432,256 ounces (including 29,233 ounces of attributable production from Calibre), above budget by 7% (28,811 ounces), and 15% (74,199 ounces) lower than the first half of 2020 (for the same reasons outlined above). Consolidated gold production from the Company’s three operating mines was 403,023 ounces in the first half of 2021.

For the second quarter of 2021, consolidated cash operating costs1 were $649 per gold ounce produced ($661 per gold ounce sold), marginally above budget by $9 (1%) more per gold ounce produced and, as expected, $264 (69%) more per gold ounce produced than the second quarter of 2020. Including estimated attributable results for Calibre, cash operating costs for the second quarter of 2021 were $664 per gold ounce produced ($675 per gold ounce sold), $2 (0%) more per gold ounce produced than budget and $274 (70%) more per gold ounce produced than the second quarter of 2020. Cash operating costs per ounce produced for the second quarter of 2021 were in-line with budget as a result of offsetting factors. The impact of the strong operating results from all of the Company's operations with above budget gold production was offset by higher fuel costs, stronger local currencies and the higher than budgeted processing of lower grade material at the Fekola Mine as Fekola’s low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of the higher than budgeted processed tonnes. As expected, cash operating costs for the second quarter of 2021 were higher than the second quarter of 2020 due to the planned lower production as discussed above and higher input costs in the second quarter of 2021. For the first
1 “Cash operating costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

half of 2021, consolidated cash operating costs were $615 per gold ounce produced ($606 per gold ounce sold), $25 (4%) per gold ounce produced less than budget and, as expected, $239 (64%) per gold ounce produced higher than the first half of 2020. Including estimated attributable results for Calibre, cash operating costs for the first half of 2021 were $636 per gold ounce produced ($628 per gold ounce sold), $26 (4%) per gold ounce produced less than budget and, as expected, $246 (63%) per gold ounce produced higher than the first half of 2020. Cash operating costs for the first half of 2021 were higher than the first half of 2020 due to the planned lower production as discussed above and higher input costs in the first half of 2021 resulting from higher period stripping activities, higher fuel costs and higher import duties.

The Company is experiencing cost inflation pressure across all sites which is impacting input prices including reagents, fuel and consumables. The Company is actively managing these cost increases through long-term contracts, hedging of fuel and reductions in consumption where possible.

All-in sustaining costs2 for the second quarter of 2021 were $1,011 per gold ounce sold compared to budget of $1,043 per gold ounce sold and $714 per gold ounce sold for the second quarter of 2020. Including estimated attributable results for Calibre, all-in sustaining costs for the second quarter of 2021 were $1,016 per gold ounce sold compared to budget of $1,046 per gold ounce sold and $712 per gold ounce sold for the second quarter of 2020. All-in sustaining costs for the first half of 2021 were $965 per gold ounce sold compared to budget of $1,060 per gold ounce sold and $705 per gold ounce sold for the first half of 2020. Including estimated attributable results for Calibre, all-in sustaining costs for the first half of 2021 were $974 per gold ounce sold compared to budget of $1,062 per gold ounce sold and $717 per gold ounce sold for the first half of 2020. The lower than budgeted all-in sustaining costs in the second quarter and first half of 2021 reflect the cash operating costs described above, higher than budgeted gold ounces sold, higher than budgeted gains on settled fuel derivatives and lower than budgeted sustaining capital expenditures partially offset by higher royalties resulting from a higher average gold price realized than budgeted. The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2021.

For full-year 2021, the Company remains on track to meet or exceed the upper end of its total gold production forecast range of between 970,000 and 1,030,000 ounces (including 50,000 to 60,000 attributable ounces projected from Calibre), with total consolidated cash operating costs forecast to be between $500 and $540 per ounce and total consolidated all-in sustaining costs forecast to be between $870 and $910 per ounce. The Company’s 2021 production guidance does not currently include the potential upside to increase Fekola’s gold production in 2021 from the nearby Cardinal inferred resource area, where production is now expected to commence in the third quarter of 2021 and the higher than budgeted processing capacity realized to date at the expanded Fekola mill. For full-year 2021, as budgeted, the Company’s consolidated gold production from its three operating mines is expected to be significantly weighted to the second half of 2021 due to the planned higher waste stripping campaigns at both the Fekola and Otjikoto mines which were largely completed in the first half of 2021. For the second half of 2021, consolidated gold production is expected to significantly increase compared to the first half of 2021 to between 555,000 and 585,000 ounces when mining reaches the higher grade portion of Phase 5 of the Fekola Pit and Phase 3 of the Wolfshag Pit. Based mainly on the weighting of production and timing of stripping, consolidated cash operating costs are expected to significantly improve to between $380 and $420 per ounce during the second half of 2021. In addition, consolidated all-in sustaining costs are expected to significantly improve to between $745 and $785 per ounce during the second half of 2021.

Net income for the second quarter of 2021 was $74 million compared to $138 million for the second quarter of 2020. For the second quarter of 2021, the Company generated net income attributable to the shareholders of the Company of $68 million ($0.07 per share) compared to $124 million ($0.12 per share) in the second quarter of 2020. Adjusted net income attributable to the shareholders of the Company3 for the second quarter of 2021 was $52 million ($0.05 per share) compared to $112 million ($0.11 per share) in the second quarter of 2020. For the first half of 2021, the Company generated net income of $173 million compared to a net income of $221 million in the first half of 2020 including net income attributable to the shareholders of the Company of $160 million ($0.15 per share) in the first half of 2021 compared to $197 million ($0.19 per share) in the first half of 2020. Adjusted net income attributable to the shareholders of the Company for the first half of 2021 was $149 million ($0.14 per share) compared to adjusted net income of $207 million ($0.20 per share) in the first half of 2020.

As expected, cash flow used by operating activities was $8 million in the second quarter of 2021 compared to cash flow generated of $238 million in the second quarter of 2020, a decrease of $246 million. The decrease was in-line with budget and was due mainly to lower revenues of $80 million, higher production costs of $35 million and higher working capital outflows in the second quarter of 2021 for value-added and other tax receivables and current income and other taxes payables. Current income tax payments in the second quarter of 2021 included approximately $140 million related to 2020 outstanding tax liability obligations (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $46 million). Cash flow provided by operating activities was $138 million in the first half of 2021 compared to $454 million in the first half of 2020, a decrease of $317 million due mainly to lower revenues of $97 million, higher production costs of $55 million and higher working capital outflows in the first half of 2021 for value-added and other tax receivables and current income and other taxes payables. Based on current assumptions, including a gold price of $1,800 per ounce for 2021, the Company is forecasting to make total cash income tax payments in 2021 of approximately $380 million, including the $140 million related to 2020 outstanding tax liability obligations discussed above.
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 “Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2021, the Company had cash and cash equivalents of $382 million (December 31, 2020 - $480 million) and working capital of $558 million (December 31, 2020 - $465 million). At June 30, 2021, the full amount of the Company's $600 million revolving credit facility ("RCF") was undrawn and available.

On February 23, 2021, the Board declared a cash dividend for the first quarter of 2021 of $0.04 per common share, which was paid on March 16, 2021 to shareholders of record as of March 8, 2021. On June 11, 2021, the Board declared a cash dividend for the second quarter of 2021 of $0.04 per common share, which was paid on June 30, 2021 to shareholders of record as of June 22, 2021. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

The Company, through its Malian subsidiary Menankoto SARL ("Menankoto"), is currently involved in a dispute with the Malian Government related to renewal of the Menankoto exploration permit (the "Menankoto Permit") which it had applied for a renewal of in early February 2021. The Company strongly believes that Menankoto is entitled to a one-year renewal of the Menankoto Permit under applicable law. After ongoing discussions with the Malian Government were not ultimately successful in resolving the situation, on June 24, 2021 the Company announced that it had formally commenced arbitration proceedings against the Republic of Mali. The arbitration has been commenced pursuant to the arbitration clause set out in the Menankoto mining convention (the “Convention”) governed by the 2012 Malian Mining Code (“2012 Mining Code”), on the basis that the Republic of Mali breached its obligations under the Convention and under the 2012 Mining Code. Based on the terms of the Convention, the arbitration will be conducted by the International Centre for Settlement of Investment Disputes in Paris, France. In addition to pursuing arbitration under the Convention, the Company may pursue, as required, all other available legal remedies.

Notwithstanding the commencement of arbitration proceedings, the Company is committed to continuing its ongoing discussions with the Malian Government to resolve the issue. Since the Company commenced its investment in Mali, B2Gold has always enjoyed a positive and mutually beneficial relationship with the Government of Mali. Most recently, B2Gold partnered with the Government of Mali to assist the people of Mali facing challenges created by the COVID-19 pandemic, as well as its impact on the mining sector. B2Gold continues to explore additional ways in which it might help the Government and local communities deal with the impact of the pandemic.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Gold revenue ($ in thousands)	362,990	441,939	725,292	822,237
Net income ($ in thousands)	73,982	137,961	172,814	220,969
Earnings per share – basic(1) ($/ share)	0.07	0.12	0.15	0.19
Earnings per share – diluted(1) ($/ share)	0.06	0.12	0.15	0.19
Cash (used) provided by operating activities ($ thousands)	(8,316)	238,089	137,538	454,302
Average realized gold price ($/ ounce)	1,814	1,719	1,802	1,656
Adjusted net income(1)(2)(3) ($ in thousands)	51,866	111,690	148,856	206,979
Adjusted earnings per share(1)(2)(3) – basic ($)	0.05	0.11	0.14	0.20
Excluding equity investment in Calibre:
Gold sold (ounces)	200,071	257,100	402,401	496,600
Gold produced (ounces)	197,380	239,574	403,023	490,206
Cash operating costs(2) ($/ gold ounce sold)	661	377	606	380
Cash operating costs(2) ($/ gold ounce produced)	649	385	615	376
Total cash costs(2) ($/ gold ounce sold)	785	499	733	494
All-in sustaining costs(2) ($/ gold ounce sold)	1,011	714	965	705
Including equity investment in Calibre:
Gold sold (ounces)	214,360	258,722	431,833	512,452
Gold produced (ounces)	211,612	241,593	432,256	506,455
Cash operating costs(2) ($/ gold ounce sold)	675	383	628	394
Cash operating costs(2) ($/ gold ounce produced)	664	390	636	390
Total cash costs(2) ($/ gold ounce sold)	794	498	751	507
All-in sustaining costs(2) ($/ gold ounce sold)	1,016	712	974	717
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Previous periods have been adjusted to reflect the removal of the adjustment for share-based compensation expense, refer to “Non-IFRS Measures”.
Second quarter 2021 and 2020
Revenue
Consolidated gold revenue for the second quarter of 2021 was $363 million on sales of 200,071 ounces at an average price of $1,814 per ounce compared to $442 million on sales of 257,100 ounces at an average price of $1,719 per ounce in the second quarter of 2020. The decrease in gold revenue of 18% ($79 million) was 22% attributable to the decrease in gold ounces sold (mainly due to the lower gold production and timing of gold shipments), partially offset by a 4% impact from the increase in the average realized gold price.

In the second quarter of 2021, the Fekola Mine accounted for $208 million (second quarter of 2020 - $286 million) of gold revenue from the sale of 115,000 ounces (second quarter of 2020 - 166,800 ounces), the Masbate Mine accounted for $109 million (second quarter of 2020 - $76 million) of gold revenue from the sale of 59,971 ounces (second quarter of 2020 - 43,500 ounces) and the Otjikoto Mine accounted for $45 million (second quarter of 2020 - $81 million) of gold revenue from the sale of 25,100 ounces (second quarter of 2020 - 46,800 ounces).

Production and operating costs
Total gold production in the second quarter of 2021 was 211,612 ounces (including 14,232 ounces of attributable production from Calibre), above budget by 5% (10,269 ounces), and consolidated gold production from the Company’s three operating mines was 197,380 ounces, above budget by 5% (9,787 ounces) (refer to "Review of Mining Operations and Development Projects" section below). The Fekola Mine in Mali continued its strong operational performance through the second quarter of 2021, producing 113,611 ounces of gold, 3% (3,611 ounces) above budget, as the Fekola processing facilities continued to outperform following the successful completion of the Fekola mill expansion in September 2020. In the second quarter of 2021, Fekola’s mill throughput was a quarterly record of 2.29 million tonnes, 16% above budget and 47% higher than the second quarter of 2020. The Masbate Mine in the Philippines also continued its strong operational performance with second quarter of 2021 gold production of 56,878 ounces, above budget by 8% (4,390 ounces), as processed grade (8% above budget) and recoveries (10% above budget) both exceeded budget, more than offsetting lower than budgeted throughput (8% below budget) during the period. The Otjikoto Mine in Namibia performed well during the second quarter of 2021, producing 26,891 ounces of gold, above budget by 7% (1,786 ounces), mainly due to higher than budgeted processed grade (5% above budget) as the grade of ore sourced from the medium grade stockpile was slightly higher than anticipated during the second quarter. As expected, compared to the second quarter of 2020, total gold production was lower by 12% (29,981 ounces) due to planned significant waste stripping campaigns at both the Fekola and Otjikoto mines, which were largely completed in the first half of 2021 (for Phase 5 and Phase 6 of the Fekola Pit, and Phase 3 of the Wolfshag and Otjikoto pits). Gold production is expected to significantly increase in the second half of 2021, when mining at Fekola reaches the higher-grade zones of the Fekola Pit and mining at Otjikoto reaches the higher-grade zone at the base of the Wolfshag Pit.

In the second quarter of 2021 consolidated cash operating costs (refer to "Non-IFRS Measures") were $649 per gold ounce produced ($661 per gold ounce sold), marginally above budget by $9 (1%) more per gold ounce produced and, as expected, $264 (69%) more per gold ounce produced than the second quarter of 2020. Including estimated attributable results for Calibre, cash operating costs for the second quarter of 2021 were $664 per gold ounce produced ($675 per gold ounce sold), $2 (0%) more per gold ounce produced than budget and $274 (70%) more per gold ounce produced than the second quarter of 2020. Cash operating costs per ounce produced for the second quarter of 2021 were in-line with budget as a result of offsetting factors. The impact of the strong operating results from all of the Company's operations with above budget gold production was offset by higher fuel costs, stronger local currencies and the higher than budgeted processing of lower grade material at the Fekola Mine as Fekola’s low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of the higher than budgeted processed tonnes. As expected, cash operating costs for the second quarter of 2021 were higher than the second quarter of 2020 due to the planned lower production as discussed above and higher input costs in the second quarter of 2021.

The Company is experiencing cost inflation pressure across all sites which is impacting input prices including reagents, fuel and consumables. The Company is actively managing these cost increases through long-term contracts, hedging of fuel and reductions in consumption where possible.

All-in sustaining costs (refer to "Non-IFRS Measures") for the second quarter of 2021 were $1,011 per gold ounce sold compared to budget of $1,043 per gold ounce sold and $714 per gold ounce sold for the second quarter of 2020. Including estimated attributable results for Calibre, all-in sustaining costs for the second quarter of 2021 were $1,016 per gold ounce sold compared to budget of $1,046 per gold ounce sold and $712 per gold ounce sold for the second quarter of 2020. The lower than budgeted all-in sustaining costs in the second quarter of 2021 reflect higher than budgeted gold ounces sold, higher than budgeted gains from settled fuel derivatives and lower than budgeted sustaining capital expenditures ($3 million) partially offset by higher royalties resulting from a higher average gold price realized than budgeted in the second quarter of 2021.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $78 million in the second quarter of 2021 compared to $76 million in the second quarter of 2020. The 3% increase in depreciation expense was primarily due to a 32% increase in the depreciation charge per ounce of gold sold partially offset by a 22% decrease in the gold ounces sold. The increase in the depreciation charge per gold ounce sold was a result of the reduction of the depreciable recoverable ounces for the mines and an increase in costs to be depreciated for the Masbate and Fekola mines. The Masbate Mine's depreciable cost base increased due to the impairment reversal recorded at September 30, 2020 while the Fekola Mine's depreciable cost base increased due to the Fekola mill expansion and solar plant.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $25 million for the second quarter of 2021 compared to $31 million for the second quarter of 2020. The 21% decrease in royalties and production taxes resulted mainly from a 22% decrease in gold ounces sold partially offset by a 6% increase in the gold price realized in the second quarter of 2021 compared to the second quarter of 2020.
Other
General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the second quarter of 2021 was $11 million which was $2 million higher than the second quarter of 2020. The higher G&A in the second quarter of 2021 resulted from higher insurance premiums in the second quarter of 2021 and the return to normal levels of activity due to the lifting of COVID-19 restrictions which were in place in the second quarter of 2020.

Share-based payment expense for the second quarter of 2021 was $9 million, which was $1 million higher than the second quarter of 2020 resulting from the partial vesting of 19 million stock options granted in the second quarter of 2021.

For the second quarter of 2021, the Company's share of Calibre's net income was $4 million based on Calibre's reported financial results from August 4, 2021. The Company holds approximately 33% of the total issued and outstanding Calibre common shares and the Company's investment in Calibre had a market value of $148 million at June 30, 2021.
The Company reported $5 million in foreign exchange losses for the second quarter of 2021 compared to foreign exchange losses of $3 million for the second quarter of 2020. The foreign exchange losses for the second quarter of 2021 resulted from the strengthening of the local currency in Mali and Namibia versus the US dollar including the impact of foreign currency denominated working capital balances.
The Company reported $3 million in interest and financing expense during the second quarter of 2021 compared to $5 million in the second quarter of 2020. The lower interest and financing expense resulted mainly from lower debt balances in the second quarter of 2021 compared to the second quarter of 2020.
For the second quarter of 2021, the Company recorded derivative gains of $9 million compared to gains of $3 million in the second quarter of 2020. The gains were driven by fuel forward contracts slightly offset by losses from the interest rate swap derivative instruments and consisted of net unrealized gains of $7 million (Q2 2020 - net unrealized gains of $7 million) and realized gains of $2 million (Q2 2020 - realized losses of $4 million).

For the second quarter of 2021, the Company recorded a net current income and other tax expense of $50 million compared to $82 million in the second quarter of 2020, consisting of current income tax of $27 million (Q2 2020 - $68 million), the 10% priority dividend to the State of Mali of $5 million (Q2 2020 - $13 million) and withholding tax (on intercompany dividends/management fees) of $18 million (Q2 2020 - $1 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the second quarter of 2020, current tax expense in the second quarter of 2021 was lower mainly as a result of lower taxable income in the second quarter of 2021 as compared to the second quarter of 2020 and a reduction in the corporate tax rate for the Masbate Mine in the second quarter of 2021 compared to the second quarter of 2020. On March 26, 2021, RA No. 11534, otherwise known as the CREATE bill, was signed into law which reduced the corporate income tax rate in the Philippines to 25% beginning July 1, 2020 for domestic corporations and resident foreign corporations and January 1, 2021 for non-resident foreign corporations. Withholding tax for the second quarter of 2021 increased $17 million compared to the second quarter of 2020 mainly due to the repatriation of funds from Mali through intercompany dividends in the second quarter of 2021 which attract withholding taxes at a rate of 10%. For the second quarter of 2021, the Company recorded a deferred income tax recovery of $9 million compared to a deferred income tax recovery of $9 million in the second quarter of 2020. The deferred income tax recovery for the second quarter of 2021 was mainly attributable to an $8 million decrease in future withholding taxes, higher temporary differences between accounting and taxable income and the strengthening of local currencies in Mali and Namibia. Changes in local currencies result in changes to the underlying book values of tax balance sheets for Mali and Namibia as tax filings are in local currencies.

Net income for the second quarter of 2021 was $74 million compared to $138 million for the second quarter of 2020. For the second quarter of 2021, the Company generated net income attributable to the shareholders of the Company of $68 million ($0.07 per share) compared to $124 million ($0.12 per share) in the second quarter of 2020. Adjusted net income attributable to shareholders of the Company (refer to “Non-IFRS Measures”) for the second quarter of 2021 was $52 million ($0.05 per share) compared to $112 million ($0.11 per share) in the second quarter of 2020. Adjusted net income in the second quarter of 2021 excluded unrealized gains on derivative instruments of $7 million and a deferred income tax recovery of $9 million.

As expected, cash flow used by operating activities was $8 million in the second quarter of 2021 compared to cash flow generated of $238 million in the second quarter of 2020, a decrease of $246 million. The decrease was in-line with budget and was due mainly to lower revenues of $80 million, higher production costs of $35 million and higher working capital outflows in the second quarter of 2021 for value-added and other tax receivables and current income and other taxes payables. Current income tax payments in the second quarter of 2021 included approximately $140 million related to 2020 outstanding tax liability obligations (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $46 million). Based on current assumptions, including a gold price of $1,800 per ounce for 2021, the Company is forecasting to make total cash income tax payments in 2021 of approximately $380 million, including the $140 million related to 2020 outstanding tax liability obligations discussed above.

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2021, the Company had cash and cash equivalents of $382 million (December 31, 2020 - $480 million) and working capital of $558 million (December 31, 2020 - $465 million). As at June 30, 2021, the full amount of the $600 million RCF was undrawn and available.

Year to date results
Revenue
Consolidated gold revenue for the first half of 2021 was $725 million on sales of 402,401 ounces at an average price of $1,802 per ounce compared to $822 million on sales of 496,600 ounces at an average price of $1,656 per ounce in the first half of 2020. The decrease in gold revenue of 12% ($97 million) was 19% attributable to the decrease in gold ounces sold (mainly due to the lower gold production and timing of gold shipments), partially offset by a 7% impact from the increase in the average realized gold price.

In the first half of 2021, the Fekola Mine accounted for $424 million (first half of 2020 - $525 million) of gold revenue from the sale of 235,200 ounces (first half of 2020 - 317,500 ounces), the Masbate Mine accounted for $208 million (first half of 2020 - $150 million) of gold revenue from the sale of 115,341 ounces (first half of 2020 - 90,400 ounces) and the Otjikoto Mine accounted for $93 million (first half of 2020 - $147 million) of gold revenue from the sale of 51,860 ounces (first half of 2020 - 88,700 ounces).
Production and operating costs

For the first half of 2021, total gold production was 432,256 ounces (including 29,233 ounces of attributable production from Calibre), above budget by 7% (28,811 ounces), and 15% (74,199 ounces) lower than the first half of 2020 (for the same reasons outlined above). Consolidated gold production from the Company’s three operating mines was 403,023 ounces in the first half of 2021.

For the first half of 2021, consolidated cash operating costs (refer to "Non-IFRS Measures") were $615 per gold ounce produced ($606 per gold ounce sold), $25 (4%) per gold ounce produced less than budget and, as expected, $239 (64%) per gold ounce produced higher than the first half of 2020. Including estimated attributable results for Calibre, cash operating costs for the first half of 2021 were $636 per gold ounce produced ($628 per gold ounce sold), $26 (4%) per gold ounce produced less than budget and, as expected, $246 (63%) per gold ounce produced higher than the first half of 2020. Cash operating costs for the first half of 2021 were higher than the first half of 2020 due to the planned lower production as discussed above and higher input costs in the first half of 2021 resulting from higher period stripping activities, higher fuel costs and higher import duties.

The Company is experiencing cost inflation pressure across all sites which is impacting input prices including reagents, fuel and consumables. The Company is actively managing these cost increases through long-term contracts, hedging of fuel and reductions in consumption where possible.

All-in sustaining costs (refer to "Non-IFRS Measures") for the first half of 2021 were $965 per gold ounce sold compared to budget of $1,060 per gold ounce sold and $705 per gold ounce sold for the first half of 2020. Including estimated attributable results for Calibre, all-in sustaining costs for the first half of 2021 were $974 per gold ounce sold compared to budget of $1,062 per gold ounce sold and $717 per gold ounce sold for the first half of 2020. The lower than budgeted all-in sustaining costs in the first half of 2021 reflect the lower cash operating costs described above, higher than budgeted ounces gold sold, lower general and administrative costs, higher than budgeted gains on settled fuel derivatives and lower than budgeted sustaining capital expenditures partially offset by higher royalties resulting from a higher average gold price realized than budgeted in the first half of 2021. The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2021.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $145 million for the first half of 2021 compared to $146 million in the first half of 2020. The 1% decrease in depreciation expense was due to a 19% decrease in the gold ounces sold partially offset by a 22% increase in the depreciation charge per gold ounce sold. The increase in the depreciation charge per gold ounce sold was a result of the reduction of the depreciable recoverable ounces for the mines and an increase in costs to be depreciated for the Masbate and Fekola mines. The Masbate Mine's depreciable cost base increased due to the impairment reversal recorded at September 30, 2020 while the Fekola Mine's depreciable cost base increased due to the Fekola mill expansion and solar plant.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $51 million for the first half of 2021 compared to $57 million in the first half of 2020. The 11% decrease in royalties and production taxes resulted mainly a 19% decrease in gold ounces sold partially offset by a 9% increase in the gold price realized in the first half of 2021 compared to the first half of 2020.
Other
G&A for the first half of 2021 was $21 million, which was $2 million higher than the first half of 2020. The higher G&A in the first half of 2021 resulted from higher insurance premiums in the first half of 2021 and the return to normal levels of activity due to the lifting of COVID-19 restrictions.

Share-based payment expense for the first half of 2021 was $10 million, which was in-line with the first half of 2020.

Community relations expense for the first half of 2021 was $1 million, which was $3 million lower than the first half of 2020 when two significant donations were made including a $1 million commitment to the Mali School of Mines and $2 million for the Rhino Gold Bar initiative.

For the first half of 2021, the Company's share of Calibre's net income was $9 million based on Calibre's reported first half of 2021 financial results from August 4, 2021.

Other operating expenses for the first half of 2021 were $3 million, mainly consisting of $2 million for the write-off of Fekola solar panels damaged by a fire in the storage yard during the first quarter of 2021.
The Company reported $6 million in interest and financing expense during the first half of 2021 compared to $10 million in the first half of 2020. The lower interest and financing expense resulted from lower debt balances in the first half of 2021 compared to the first half of 2020.

For the first half of 2021, the Company recorded derivative gains of $18 million compared to derivative losses of $11 million in the first half of 2020. The gains were driven by fuel forward contracts partially offset by losses from the interest rate swap derivative instruments and consisted of net unrealized gains of $15 million (first half of 2020 - net unrealized losses of $4 million) and realized gains of $3 million (first half of 2020 - realized losses of $7 million).

For the first half of 2021, the Company recorded a net current income and other tax expense of $92 million compared to $146 million in the first half of 2020, consisting of current income tax of $60 million (first half of 2020 - $119 million), the 10% priority dividend to the State of Mali of $13 million (first half of 2020 - $23 million) and withholding tax (on intercompany dividends/management fees) of $19 million (first half of 2020 - $3 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first half of 2020, current tax expense for the first half of 2021 was lower mainly as a result of lower taxable income and a reduction in the corporate tax rate for the Masbate Mine in the first half of 2021 compared to the first half of 2020. In addition, under the CREATE bill, the change in rate in the Philippines was applied retrospectively to July 1, 2020, which resulted in a reduction of current income tax expense of $3 million relating to 2020 current income taxes in the first half of 2021. Withholding tax for the first half of 2021 increased $17 million compared to the first half of 2020 due to the repatriation of funds from Mali through intercompany dividends in the first half of 2021 which attract withholding taxes at a rate of 10%. For the first half of 2021, the Company recorded a deferred income tax expense of $6 million compared to a deferred income tax expense of $4 million in the first half of 2020.

For the first half of 2021, the Company generated net income of $173 million compared to a net income of $221 million in the first half of 2020 including net income attributable to the shareholders of the Company of $160 million ($0.15 per share) in the first half of 2021 compared to $197 million ($0.19 per share) in the first half of 2020. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first half of 2021 was $149 million ($0.14 per share) compared to adjusted net income of $207 million ($0.20 per share) in the first half of 2020. Adjusted net income in the first half of 2021 excluded unrealized gains on derivative instruments of $15 million and a deferred income tax expense of $3 million.

Cash flow provided by operating activities was $138 million in the first half of 2021 compared to $454 million in the first half of 2020, a decrease of $317 million due mainly to lower revenues of $97 million, higher production costs of $55 million and higher working capital outflows in the first half of 2021 for value-added and other tax receivables and current income and other taxes payables. Current income tax payments in the first half of 2021 included approximately $140 million related to 2020 outstanding tax liability obligations (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $46 million). Based on current assumptions, including a gold price of $1,800 per ounce for 2021, the Company is forecasting to make total cash income tax payments in 2021 of approximately $380 million, including the $140 million related to 2020 outstanding tax liability obligations discussed above.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Gold revenue ($ in thousands)	208,256	285,780	423,996	525,406
Gold sold (ounces)	115,000	166,800	235,200	317,500
Average realized gold price ($/ ounce)	1,811	1,713	1,803	1,655
Tonnes of ore milled	2,294,610	1,560,337	4,369,290	3,306,689
Grade (grams/ tonne)	1.65	3.11	1.81	3.11
Recovery (%)	93.2	94.8	93.8	94.4
Gold production (ounces)	113,611	147,424	238,699	311,435
Cash operating costs(1) ($/ gold ounce sold)	606	271	541	278
Cash operating costs(1) ($/ gold ounce produced)	617	300	557	274
Total cash costs(1) ($/ gold ounce sold)	750	408	693	411
All-in sustaining costs(1) ($/ gold ounce sold)	854	562	811	542
Capital expenditures ($ in thousands)	8,721	52,340	26,117	126,473
Exploration ($ in thousands)	4,140	4,171	7,227	5,041
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) continued its strong operational performance through the second quarter of 2021, producing 113,611 ounces of gold, 3% (3,611 ounces) above budget, as the Fekola processing facilities continued to outperform following the successful completion of the Fekola mill expansion in September 2020. In the second quarter of 2021, Fekola’s mill throughput was a quarterly record of 2.29 million tonnes, 16% above budget and 47% higher than the second quarter of 2020. The higher than budgeted mill throughput was due to favourable ore fragmentation and hardness, as well as optimization of the grinding circuit, partially offset by mill feed grade which was 10% below budget in the second quarter of 2021, as Fekola’s low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of the higher than budgeted processed tonnes. As expected, compared to the second quarter of 2020, gold production was lower by 23% (33,813 ounces) as a result of the higher waste stripping and lower mined ore grades in the second quarter of 2021, as Phases 5 and 6 of the Fekola Pit were developed during the first half of 2021. For the second quarter of 2021, mill feed grade was 1.65 grams per tonne (“g/t”) compared to budget of 1.84 g/t and 3.11 g/t in the second quarter of 2020; mill throughput was 2.29 million tonnes compared to budget of 1.98 million tonnes and 1.56 million tonnes in the second quarter of 2020; and gold recovery averaged 93.2% compared to budget of 94.0% and 94.8% in the second quarter of 2020. Mined ore tonnage and grade continue to reconcile well with the Fekola resource model, and ore production is expected to significantly increase in the second half of 2021 when mining reaches the higher-grade zones of the Fekola Pit. For the first half of 2021, the Fekola Mine produced 238,699 ounces of gold, above budget by 5% (11,699 ounces), and 23% (72,736 ounces) lower than the first half of 2020 (for the reasons outlined above). For the first half of 2021, mill feed grade was 1.81 g/t compared to budget of 1.93 g/t and 3.11 g/t in the first half of 2020; mill throughput was 4.37 million tonnes compared to budget of 3.89 million tonnes and 3.31 million tonnes in the first half of 2020; and gold recovery averaged 93.8% compared to budget of 94.0% and 94.4% in the first half of 2020.

The Fekola mill has the potential to sustain an annualized throughput rate which is higher than the original assumed mill expansion throughput rate of 7.5 million tonnes per annum (“Mtpa”). Mill processing trials conducted in the fourth quarter of 2020 demonstrated the potential to optimize the grind-throughput capacity of the expanded facility and increase hard-rock throughput and support the addition of saprolite ore tonnage in excess of the hard-rock capacity. Based on the positive results noted to date through to the second quarter of 2021, Fekola's annualized throughput rate is now expected to average 8.3 Mtpa for 2021 and average approximately 8.5 Mtpa over the life of mine, based on an ore blend including fresh rock and saprolite. For 2021 budgeting purposes, the Company assumed a throughput rate of 7.75 Mtpa.

Production planning for the nearby Cardinal inferred resource area, located within 500 metres of the current Fekola resource pit, is currently underway (the initial Inferred Mineral Resource estimate for Cardinal is 640,000 ounces of gold in 13.0 million tonnes of ore at 1.54 g/t gold). Grade control drilling at Cardinal was completed in the second quarter of 2021, and a 10,000-tonne bulk sample was mined and processed. Results indicate that the Cardinal material can be processed at the Fekola Mill. An Environmental and Social Impact Assessment has been completed and submitted to the Malian authorities. The Company is in the process of updating the Fekola Mine Plan to include production from Cardinal, which is expected to commence in the third quarter of 2021.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2021 were $617 per ounce produced ($606 per gold ounce sold) compared to a budget of $544 per ounce produced and $300 per ounce produced for the second quarter of 2020. Cash operating costs per ounce for the second quarter of 2021 were 13% higher than budget as a result of increased operational waste due to lower strip ratios, higher processing costs related to the unbudgeted mill throughput of low-grade stockpile material as discussed above and higher than budgeted fuel prices which impacted both mining and processing costs. In addition, camp and medical costs were higher than budget as the Company continues to manage COVID-19 related risks and maintain safe operations. The Fekola Mine’s cash operating costs for the first half of 2021 were $557 per ounce produced ($541 per gold ounce sold) compared to a budget of $551 per ounce produced and $274 per ounce produced for the first half of 2020. Cash operating costs for the first half of 2021 overall were in-line with budget. Compared to the second quarter of 2020 and the first half of 2020, cash operating costs for the second quarter of 2021 and the first half of 2021 were higher, as expected, due to the planned lower production as discussed above and higher period stripping activities in 2021, higher fuel costs, import duties and ongoing COVID-19 related labour and medical costs in Mali.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2021 for the Fekola Mine were $854 per gold ounce sold compared to a budget of $844 per gold ounce sold and $562 per gold ounce sold in the second quarter of 2020. All-in sustaining costs for the second quarter of 2021 were in-line with budget as higher than budgeted gold ounces sold, higher than budgeted realized gains on fuel derivatives and lower sustaining capital expenditures (mainly due to lower than budgeted prestripping costs) were offset by the higher than budgeted cash operating costs described above. All-in sustaining costs for the first half of 2021 for the Fekola Mine were $811 per gold ounce sold compared to a budget of $872 per gold ounce sold and $542 per gold ounce sold in the first half of 2020. All-in sustaining costs for the first half of 2021 were 7% lower than budget as a result of higher than budgeted gold ounces sold, higher than budgeted realized gains on fuel derivatives, lower sustaining capital expenditures (mainly due to lower than budgeted prestripping costs and mobile equipment rebuilds) and lower than budgeted community relations costs partially offset by higher than budgeted royalties. The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2021.

Capital expenditures in the second quarter of 2021 totalled $9 million primarily consisting of $2 million for the solar plant, $2 million for prestripping, $1 million for mine infrastructure and $1 million for the development of Cardinal. Capital expenditures in the first half of 2021 totalled $26 million primarily consisting of $8 million for the solar plant, $7 million for prestripping, $4 million for mine infrastructure and $2 million for the development of Cardinal.

For full-year 2021, the Fekola Mine remains on track to meet or exceed the upper end of its forecast production range of between 530,000 and 560,000 ounces of gold at cash operating costs of between $405 and $445 per ounce and all-in sustaining costs of between $745 and $785 per ounce. Additional mining from the Cardinal inferred resource area and the higher than budgeted processing capacity experienced to date at the Fekola mill (as discussed above) have the potential to increase Fekola's budgeted 2021 and longer-term gold production. No adjustment to Fekola’s 2021 production guidance range has currently been made while the Company continues to evaluate the potential upside impact of these factors for the balance of 2021.

As a result of the planned higher waste stripping completed and lower mined ore grades realized in the first half of 2021 (as Phase 5 and 6 of the Fekola Pit were being developed), production is expected to be significantly weighted to the second half of 2021 (when mining reaches the higher grade portion of Phase 5 of the Fekola Pit). For the second half of 2021, Fekola’s gold production is expected to increase significantly to between 310,000 to 330,000 ounces. Based mainly on the weighting of production and timing of waste stripping, as expected Fekola’s cash operating costs for the first half of 2021 were between $530 and $570 per ounce and are expected to significantly improve to between $315 and $355 per ounce during the second half of 2021. In addition, Fekola’s all-in sustaining costs for the first half of 2021 were below the expected range of between $850 and $890 per ounce and are expected to significantly improve to between $670 and $710 per ounce during the second half of 2021.

Fekola Solar Plant

Following the temporary suspension of the solar plant construction activities in April 2020 due to COVID-19 restrictions, and a fire in the solar storage yard in January 2021, construction of the Fekola solar plant is now complete. A small crew will remain on site until mid-August 2021 to ensure that all final commissioning tasks and warranty issues are properly executed. With the solar plant now 100% online, it is expected to reduce Fekola’s HFO consumption by over 13 million litres per year and lower carbon dioxide emissions by an estimated 39,000 tonnes per year. Solar production to date indicates that the plant will exceed initial power production estimates.

Masbate Mine – Philippines

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Gold revenue ($ in thousands)	109,377	75,580	207,832	149,994
Gold sold (ounces)	59,971	43,500	115,341	90,400
Average realized gold price ($/ ounce)	1,824	1,737	1,802	1,659
Tonnes of ore milled	1,863,343	1,989,061	3,811,712	3,860,121
Grade (grams/ tonne)	1.17	0.94	1.13	0.92
Recovery (%)	81.5	81.0	82.6	82.0
Gold production (ounces)	56,878	48,654	114,391	93,526
Cash operating costs(1) ($/ gold ounce sold)	673	740	627	699
Cash operating costs(1) ($/ gold ounce produced)	616	610	612	664
Total cash costs(1) ($/ gold ounce sold)	778	858	730	798
All-in sustaining costs(1) ($/ gold ounce sold)	899	1,060	860	981
Capital expenditures ($ in thousands)	6,778	4,529	13,342	9,290
Exploration ($ in thousands)	1,339	2,011	2,425	3,628
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines also continued its strong operational performance with second quarter of 2021 gold production of 56,878 ounces, above budget by 8% (4,390 ounces), as processed grade (8% above budget) and recoveries (10% above budget) both exceeded budget and more than offset lower than budgeted throughput (8% below budget). Continuing the positive trend set in the first quarter of 2021, Masbate’s mill recoveries continued to outperform the recovery model. To improve Masbate’s gold recovery (and production) forecasts, a series of unbudgeted metallurgical test campaigns were performed in the second quarter of 2021, temporarily reducing Masbate’s throughput for the quarter. However, processed grade was above budget, as ore mined from both the Main Vein and Montana pits in the second quarter of 2021 produced higher tonnage and grade compared to the reserve model. In addition, the metallurgical test campaigns completed also contributed to the higher than budgeted processed grade in the second quarter of 2021 (as one test campaign involved high grade ore from the Main Vein Pit which was originally budgeted to have been blended through the course of the full year). Gold production in the second quarter of 2021 was higher by 17% (8,224 ounces), compared to the second quarter of 2020, mainly due to higher mined ore grades, as a result of mining through higher-grade zones of the Main Vein and Montana pits in the second quarter of 2021. For the second quarter of 2021, mill feed grade was 1.17 g/t compared to budget of 1.08 g/t and 0.94 g/t in the second quarter of 2020; mill throughput was 1.86 million tonnes compared to budget of 2.02 million tonnes and 1.99 million tonnes in the second quarter of 2020; and gold recovery averaged 81.5% compared to budget of 74.3% and 81.0% in the second quarter of 2020. For the first half of 2021, the Masbate Mine produced 114,391 ounces of gold, above budget by 11% (11,242 ounces), and 22% (20,865 ounces) higher than the first half of 2020 (mainly due to higher mined ore grades and higher recoveries as outlined above). For the first half of 2021, mill feed grade was 1.13 g/t compared to budget of 1.07 g/t and 0.92 g/t in the first half of 2020; mill throughput was 3.81 million tonnes compared to budget of 3.98 million tonnes and 3.86 million tonnes in the first half of 2020; and gold recovery averaged 82.6% compared to budget of 75.0% and 82.0% in the first half of 2020.

Cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2021 were $616 per ounce produced ($673 per gold ounce sold) compared to a budget of $699 per ounce produced and $610 per ounce produced for the second quarter of 2020. Cash operating costs for the first half of 2021 were $612 per ounce produced ($627 per gold ounce sold) compared to a budget of $694 per ounce produced and $664 per ounce produced for the first half of 2020. Cash operating costs per ounce for the second quarter of 2021 and first half of 2021 were both 12% lower than budget as a result of the higher than budgeted production discussed above coupled with generally on budget operating costs partially offset by higher than budgeted fuel prices. Cash operating costs per ounce for the second quarter of 2021 were in-line with cash operating costs per ounce in the second quarter of 2020 while cash operating costs per ounce for the first half of 2021 were 8% lower than the first half of 2020 as a result of the higher produced ounces noted above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2021 were $899 per ounce sold compared to a budget of $988 per gold ounce sold and $1,060 per gold ounce sold in the second quarter of 2020. All-in sustaining costs for the first half of 2021 were $860 per ounce sold compared to a budget of $1,000 per gold ounce sold and $981 per gold ounce sold in the first half of 2020. All-in sustaining costs for the second quarter of 2021 and the first half of 2021 were lower than budget by 9% and 14%, respectively, as a result of the lower than budgeted cash operating costs described above, higher than budgeted gold ounces sold, higher than budgeted realized gains on fuel derivatives and lower sustaining capital expenditures (mainly due to the timing of prestripping and mining-related capital expenditures). The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2021.

Capital expenditures in the second quarter of 2021 totalled $7 million, primarily consisting of mobile equipment acquisition costs and rebuilds of $2 million, $2 million for tailings storage facility projects and prestripping costs of $1 million. Capital expenditures in the first half of 2021 totalled $13 million, primarily consisting of mobile equipment acquisition costs and rebuilds of $4 million, $4 million for tailings storage facility projects and prestripping costs of $2 million.

For full-year 2021, the Masbate Mine remains on track to produce between 200,000 and 210,000 ounces of gold at cash operating costs of between $650 and $690 per ounce and all-in sustaining costs of between $955 and $995 per ounce. Masbate’s gold production is expected to be relatively consistent throughout each of the remaining quarters of 2021.

Otjikoto Mine - Namibia

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Gold revenue ($ in thousands)	45,357	80,579	93,464	146,837
Gold sold (ounces)	25,100	46,800	51,860	88,700
Average realized gold price ($/ ounce)	1,807	1,722	1,802	1,655
Tonnes of ore milled	861,091	866,955	1,755,151	1,724,398
Grade (grams/ tonne)	0.99	1.58	0.91	1.56
Recovery (%)	97.8	98.6	97.7	98.5
Gold production (ounces)	26,891	43,496	49,933	85,245
Cash operating costs(1) ($/ gold ounce sold)	885	418	853	417
Cash operating costs(1) ($/ gold ounce produced)	854	421	893	431
Total cash costs(1) ($/ gold ounce sold)	957	487	925	484
All-in sustaining costs(1) ($/ gold ounce sold)	1,613	757	1,542	801
Capital expenditures ($ in thousands)	21,091	10,920	39,966	22,652
Exploration ($ in thousands)	1,113	651	1,589	1,023
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, performed well during the second quarter of 2021, producing 26,891 ounces of gold, above budget by 7% (1,786 ounces), mainly due to higher than budgeted processed grade (5% above budget) as the grade of ore sourced from the medium grade stockpile was slightly higher than anticipated during the second quarter. As expected, compared to the second quarter of 2020, gold production was significantly lower by 38% (16,605 ounces), as processed ore was primarily sourced from existing stockpiles while significant waste stripping operations continue at both the Wolfshag and Otjikoto pits. Mined ore tonnage and grade continue to reconcile well with Otjikoto’s resource model, and ore production is forecast to significantly increase in the second half of 2021 when mining reaches the higher-grade zone at the base of the Wolfshag Pit. For the second quarter of 2021, mill feed grade was 0.99 g/t compared to budget of 0.94 g/t and 1.58 g/t in the second quarter of 2020; mill throughput was 0.86 million tonnes compared to budget of 0.85 million tonnes and 0.87 million tonnes in the second quarter of 2020; and gold recovery averaged 97.8% compared to budget of 97.6% and 98.6% in the second quarter of 2020. For the first half of 2021, the Otjikoto Mine produced 49,933 ounces of gold, above budget by 9% (4,137 ounces), and 41% (35,312 ounces) lower than the first half of 2020 (for the reasons outlined above). For the first half of 2021, mill feed grade was 0.91 g/t compared to budget of 0.87 g/t and 1.56 g/t in the first half of 2020; mill throughput was 1.76 million tonnes compared to budget of 1.69 million tonnes and 1.72 million tonnes in the first half of 2020; and gold recovery averaged 97.7% compared to budget of 97.5% and 98.5% in the first half of 2020.

Development of the Wolfshag underground mine continues to progress on schedule. Development of the primary underground ramp commenced and continued through the first half of 2021 following the completion of the development of the portal in the fourth quarter of 2020, with stope ore production expected to commence in early 2022, in-line with original estimates. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag orebody included 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold.

Cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2021 were $854 per gold ounce produced ($885 per ounce gold sold), compared to a budget of $935 per ounce produced and $421 per ounce produced for the second quarter of 2020. Cash operating costs for the first half of 2021 were $893 per gold ounce produced ($853 per ounce gold sold), compared to a budget of $962 per ounce produced and $431 per ounce produced for the first half of 2020. Cash operating costs per ounce for the second quarter of 2021 and first half of 2021 were lower than budget by 9% and 7%, respectively, as a result of the higher than budgeted production discussed above, coupled with on budget operating costs. Cash operating costs were impacted by higher fuel prices and a stronger Namibian dollar which were offset by higher than budgeted prestripping. As expected, cash operating costs for the second quarter of 2021 and first half of 2021 were higher than the second quarter of 2020 and first half of 2020 due to the planned lower production as discussed above, higher fuel prices and a stronger Namibian dollar.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2021 were $1,613 per gold ounce sold compared to a budget of $1,546 per gold ounce sold and $757 per gold ounce sold in the second quarter of 2020. All-in sustaining costs for the second quarter of 2021 were 4% higher than budget as a result of the higher than budgeted sustaining capital expenditures

(higher than budgeted prestripping costs as development of the Otjikoto and Wolfshag pits continues) partially offset by the lower than budgeted cash operating costs as discussed above. All-in sustaining costs for the first half of 2021 were $1,542 per gold ounce sold compared to a budget of $1,624 per gold ounce sold and $801 per gold ounce sold in the first half of 2020. All-in sustaining costs for the first half of 2021 were 5% lower than budget as a result of the lower than budgeted cash operating costs as discussed above, higher than budgeted gold ounces sold partially offset by higher than budgeted sustaining capital costs (prestripping costs as development of the Otjikoto and Wolfshag pits continues coupled with higher than budget equipment rebuilds) and the lower than budgeted cash operating costs as discussed above. The higher than budgeted prestripping costs of $5 million for the first half of 2021 are expected to be a permanent variance.

Capital expenditures for the second quarter of 2021 totalled $21 million, primarily consisting of $12 million for prestripping in the Otjikoto Phase 3 and Wolfshag Phase 3 pits, $2 million for mobile equipment rebuilds and replacements, $5 million for Wolfshag underground development and $1 million for the national power grid connection line. Capital expenditures for the first half of 2021 totalled $40 million, primarily consisting of $23 million for prestripping in the Otjikoto Phase 3 and Wolfshag Phase 3 pits, $5 million for mobile equipment rebuilds and replacements, $10 million for Wolfshag underground development and $2 million for the national power grid connection line.

For full-year 2021, the Otjikoto Mine remains on track to produce between 190,000 and 200,000 ounces of gold, as high-grade ore is scheduled to be sourced from Phase 3 of the Wolfshag Pit in the second half of 2021. Otjikoto’s cash operating costs are forecast to be between $480 and $520 per ounce and all-in sustaining costs to be between $830 and $870 per ounce for full-year 2021. Approximately 70% of the gold produced in 2021 is expected to be mined from Phase 3 of the Wolfshag Pit, with significant ore production starting early in the third quarter of 2021 following the waste stripping campaign. As a result of the timing of this high-grade ore mining, Otjikoto’s gold production is expected to increase significantly in the second half of 2021 to between 145,000 and 150,000 ounces. Otjikoto’s cash operating costs for the first half of 2021 were below its first half guidance range of between $940 and $980 per ounce and are expected to significantly improved to between $330 and $370 per ounce during the second half of 2021. In addition, Otjikoto’s all-in sustaining costs for the first half of 2021 were below the guidance range of between $1,600 and $1,640 per ounce and are expected to significantly improve to between $580 and $620 per ounce during the second half of 2021.

On average, Otjikoto’s higher 2021 gold production level of between 190,000 and 200,000 ounces is expected to continue through to 2024, with production from Wolfshag underground expected to commence in early 2022 to supplement ore from the Otjikoto Pit as well as existing medium and low-grade stockpiles for approximately three years based on current estimates.

Investment in Calibre

B2Gold currently holds approximately 33% of the total issued and outstanding Calibre common shares and equity accounts for this ownership interest. The market value of the Company's 33% common shareholding of Calibre at June 30, 2021 was $148 million. For the second quarter of 2021 and the first half of 2021, the Company's share of Calibre's net income based on Calibre's reported financial results from August 4, 2021 was approximately $4 million and $9 million, respectively.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated July 13, 2021, consolidated production of Calibre for the second quarter of 2021 was 43,506 ounces of which the Company's attributable share was 14,232 ounces. The Limon mill processed 127,465 tonnes at a grade of 4.06 g/t and a recovery of 89.6% producing 15,767 ounces. The Libertad mill processed 334,378 tonnes at a grade of 2.74 g/t and a recovery of 95.5%, producing 27,739 ounces. Consolidated production of Calibre for the first half of 2021 was 88,958 ounces of which the Company's attributable share was 29,233 ounces.

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the first half of 2021 will be at the mid-point of the guidance ranges of approximately $920 to $1,020 per ounce and $1,040 to $1,140 per ounce, respectively. Consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the second quarter of 2021 reflect the adjustment for actual first quarter of 2021 results.

Gramalote Project - Colombia

The Gramalote Project, owned 50% B2Gold/50% AngloGold Ashanti Limited (“AngloGold”) is located in central Colombia, northeast of Medellin, in the Province of Antioquia. Following on the positive results of the Gramalote preliminary economic assessment in January 2020 (the “Gramalote PEA”), B2Gold commenced the Gramalote feasibility study to evaluate recovery of gold from an open-pit mining operation with 11.0 Mtpa processing plant that includes crushing, grinding, flotation and a carbon-in-pulp recovery process to produce doré bullion. The Gramalote feasibility study approach focused solely on a production scenario based on the Indicated Mineral Resource estimate from the Gramalote Ridge deposit of 173,400,000 tonnes grading 0.73 g/t gold for a total of 4,060,000 ounces of gold. The feasibility study approach to date has not included any potential production from the nearby Trinidad deposit, which has a current Inferred Mineral Resource estimate, and the Monjas West zone.

As a continuation of the Gramalote PEA, the feasibility study approach to date has also focused on applying most of the same assumptions and parameters, with the material changes being the updated Indicated Mineral Resource estimate, as well as updated cost assumptions for fuel, electricity, labour, equipment, and construction materials. By design, there is no material change to the project construction or operating parameters apart from refinement of the designs to feasibility levels of confidence.

Based on the feasibility study work completed by B2Gold as operator of the Gramalote Project to date, and assuming an effective date of January 1, 2021, and a gold price of $1,500 per ounce, the project economic highlights include (100% basis):

•Open-pit gold mine with an initial life of mine (“LoM”) of 10.6 years based on current Indicated Mineral Resources (for Gramalote Ridge only)
•LoM gold production of 2.97 million ounces and average annual gold production of 347,000 ounces per year for the first five full years of production
•Average annual gold production LoM of 281,000 ounces per year at cash operating costs of $514 per ounce of gold and all-in sustaining cost of $744 per ounce of gold
•Average LoM gold recovery of 95.4% from conventional milling, flotation and cyanide leach of the flotation concentrate
•Estimated pre-production capital cost of $925 million (includes approximately $160 million for mining equipment)
•LoM pre-tax net cash flow of $1,444 million, and after-tax net cash flow of $948 million
•Post-tax NPV at a 5% discount rate of $483 million.
•After-tax internal rate of return (“IRR”) of 15% at the project construction decision date with a project payback (including construction capital) of 3.5 years

Following a review of Gramalote’s feasibility study work to date, B2Gold believes that there is strong potential to improve the economics of the project, which could be developed by revisiting the original Gramalote Project design parameters included in the existing mining permit (as applied in the Gramalote PEA in January 2020 and historical AngloGold studies) and further optimizing project design. Review of the updated Gramalote Ridge Mineral Resource also shows that further value can be created through additional drilling of the Inferred portions of the Mineral Resource area, both within and adjacent to the designed pit, with at least 25,000 metres of drilling planned and progressing in 2021 and a mineral resource update expected in early 2022. In addition, drilling is being carried out in the Trinidad deposit and drilling is planned in the Monjas West zone later in 2021.

The Gramalote Project team is advancing work on different project optimization opportunities to potentially reduce capital and operating costs, as well as improve operability and sustainability of the Project. Those activities include road optimization and layout, pit design and phasing, blast design optimization, river deviation changes, improved infrastructure layout, and further optimization of plant design. As noted, optimization efforts also include continuing exploration drilling at the Gramalote deposit with additional drilling and the Trinidad deposit and Monjas West zone, continuing to implement the Resettlement Action Plan, advancing the purchase of key properties required for project development, entering into a development agreement with a power company to commence studies to bring power to the Gramalote mill site, continuing the process of formalization and removal of artisanal miners to outside of the industrial area, and completing environmental and social studies necessary to support any potential permit modifications that are identified as part of the optimization process.

As the evaluation of the different optimization opportunities advances, B2Gold is reviewing what changes in the design could require minor and major permit amendments of the approved Environmental and Social Impact Assessment (ESIA). The supporting environmental and social studies continue to move forward as planned. B2Gold expects that any minor or major permit amendments required could potentially impact the development timeline and delivery of the final feasibility study for the Gramalote Project which is now expected in the second quarter of 2022. Completion of the feasibility study has been pushed out from the first quarter to the second quarter of 2022 as a result of an increase in planned drilling and the impact of ongoing COVID-19 restrictions. B2Gold and AngloGold recently agreed to a revised 2021 feasibility study budget (subject to final Joint Venture committee approval) of $69 million and are reviewing an additional budget of $17 million for the first quarter of 2022 to complete the final feasibility study and updated Mineral Resource estimate. The revised 2021 budget represents an increase of $17 million (Company's share $8.5 million) over the initial announced 2021 Gramalote Project budget of $52 million. If the final economics of the feasibility study are positive and B2Gold and AngloGold make the decision to develop Gramalote as an open-pit gold mine (decision date expected mid-2022), B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of the Gramalote Project.

The Gramalote Project continues advancing the resettlement programs, the coexistence and formalization programs for artisanal miners, the removal of miners to outside of the industrial area, continues to work with government and local communities on social programs, advances the purchase of key properties required for project development and is closing a development agreement with a power company to commence studies to bring power to the Gramalote mill site. The Gramalote Project continues to benefit from strong federal and local government support as well as continuing support from local communities.

Kiaka Project - Burkina Faso

The Company continues to review optimization opportunities for the Kiaka Project in Burkina Faso. Several areas which have the potential to reduce capital costs are being evaluated, including a simplified recovery process, alternative methods of tailing disposal, mine fleet alternatives, reduction in project infrastructure and the use of more local contractors. The Company anticipates that this work will be completed by the end of the third quarter of 2021. The Company remains committed to finding the best means of maximizing the value of the Kiaka Project for its shareholders. The 2021 budget for the Kiaka Project is $5.4 million.

LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2021, the Company had cash and cash equivalents of $382 million (December 31, 2020 - $480 million) and working capital of $558 million (December 31, 2020 - $465 million). As at June 30, 2021, the full amount of the $600 million RCF was undrawn and available.

The Company has an RCF with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of May 9, 2023. As at June 30, 2021, the Company had available undrawn capacity of $600 million. The RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.48% and 0.62%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at June 30, 2021, the Company was in compliance with these debt covenants.

For the second quarter of 2021, capital expenditures totalled $56 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $9 million, the Masbate Mine had capital expenditures of $7 million, the Otjikoto Mine had capital expenditures of $21 million and the Gramalote Project had capital expenditures of $4 million. Other exploration and development costs for the second quarter of 2021 totalled $15 million. For the first half of 2021, capital expenditures totalled $112 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $26 million, the Masbate Mine had capital expenditures of $13 million, the Otjikoto Mine had capital expenditures of $40 million and the Gramalote Project had capital expenditures of $7 million. Other exploration and development costs for the first half of 2021 totalled $25 million.

As at June 30, 2021, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $10 million related mobile equipment, $7 million for major overhauls, $1 million related to the solar plant and $1 million for other capital projects, all of which is expected to be incurred in 2021.
•For payments at the Masbate Mine of $1 million related to major overhauls, $1 million related to tailings facility upgrades and $1 million for access to new areas in the mine plan, all of which is expected to be incurred in 2021.
•For payments of $48 million for the Wolfshag underground project at the Otjikoto Mine, of which $11 million is expected to be incurred in 2021, $34 million in 2022 and $3 million in 2023. In addition, payments of $11 million for the Nampower grid connection of which $6 million is expected to be incurred in 2021 and $5 million in 2022.
•For payments at the Gramalote Project of $9 million for the Company's share of development costs, $8 million of which is expected to be incurred in 2021 and $1 million which is expected to be incurred in 2022.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the first half of 2021, the Company entered into additional forward contracts for the purchase of 26,895,000 litres of fuel oil and 12,449,000 litres of gas oil with settlements scheduled between February 2022 and July 2023. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at June 30, 2021:

	2021	2022	2023	Total
Forward – fuel oil:
Litres (thousands)	23,423	43,882	15,265	82,570
Average strike price	$0.26	$0.30	$0.34	$0.30

Forward – gas oil:
Litres (thousands)	23,368	33,780	8,657	65,805
Average strike price	$0.32	$0.36	$0.41	$0.35

Collars - fuel oil:
Litres (thousand)	4,038	—	—	4,038
Average ceiling price	$0.26	$—	$—	$0.26
Average floor price	$0.39	$—	$—	$0.39

Collars - gas oil:
Litres (thousand)	2,682	—	—	2,682
Average ceiling price	$0.40	$—	$—	$0.40
Average floor price	$0.57	$—	$—	$0.57
The unrealized fair value of these contracts at June 30, 2021 was $18 million.

Interest rate swaps

On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at June 30, 2021 was $(1) million.
Operating activities

As expected, cash flow used by operating activities was $8 million in the second quarter of 2021 compared to cash flow generated of $238 million in the second quarter of 2020, a decrease of $246 million. The decrease was in-line with budget and was due mainly to lower revenues of $80 million, higher production costs of $35 million and higher working capital outflows in the second quarter of 2021 for value-added and other tax receivables and current income and other taxes payables. Current income tax payments in the second quarter of 2021 included approximately $140 million related to 2020 outstanding tax liability obligations (comprised mainly of Fekola outstanding 2020 tax liabilities of $75 million and Fekola 2020 priority dividend obligations of $46 million). Cash flow provided by operating activities was $138 million in the first half of 2021 compared to $454 million in the first half of 2020, a decrease of $317 million due mainly to lower revenues of $97 million, higher production costs of $55 million and higher working capital outflows in the first half of 2021 for value-added and other tax receivables and current income and other taxes payables. Based on current assumptions, including a gold price of $1,800 per ounce for 2021, the Company is forecasting to make total cash income tax payments in 2021 of approximately $380 million, including the $140 million related to 2020 outstanding tax liability obligations discussed above.

Financing activities

The Company’s cash from financing activities for the second quarter of 2021 was a net outflow of $57 million. During the second quarter of 2021, the Company received proceeds from the exercise of stock options of $1 million, made equipment loan facility repayments of $7 million, made interest and commitment fee payments of $1 million, paid dividends of $42 million and distributed $7 million to non-controlling interests.

The Company’s cash from financing activities for the first half of 2021 was a net outflow of $109 million. During the first half of 2021, the Company received proceeds from the exercise of stock options of $2 million, made equipment loan facility repayments of $15 million, made interest and commitment fee payments of $2 million, paid dividends of $84 million and distributed $9 million to non-controlling interests.

On February 23, 2021, the Board declared a cash dividend for the first quarter of 2021 of $0.04 per common share, which was paid on March 16, 2021 to shareholders of record as of March 8, 2021 in the amount of $42 million.

On June 11, 2021, the Board declared a cash dividend for the second quarter of 2021 of $0.04 per common share, which was paid on June 30, 2021 to shareholders of record as of June 22, 2021 in the amount of $42 million.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level of $0.04 per common share ($0.16 per share on an annualized basis). This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the second quarter of 2021, capital expenditures totalled $56 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $9 million, the Masbate Mine had capital expenditures of $7 million, the Otjikoto Mine had capital expenditures of $21 million and the Gramalote Project had capital expenditures of $4 million (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Other exploration and development costs for the second quarter of 2021 totalled $15 million. For the first half of 2021, capital expenditures totalled $112 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $26 million, the Masbate Mine had capital expenditures of $13 million, the Otjikoto Mine had capital expenditures of $40 million and the Gramalote Project had capital expenditures of $7 million. Other exploration and development costs for the first half of 2021 totalled $25 million.

In the second quarter of 2021, the Company purchased an additional 17,045,455 common shares of BeMetals Corp. ("BeMetals") at C$0.44 per share or $6 million. As at June 30, 2021, the Company owns approximately 19% of BeMetals outstanding common shares.

Exploration
Resource property expenditures on exploration and development are disclosed in the table below.

	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	4,140	4,171	7,227	5,041
Masbate Mine, exploration	1,339	2,011	2,425	3,628
Otjikoto Mine, exploration	1,113	651	1,589	1,023
Menankoto, exploration	1,748	1,833	2,964	3,163
Bantako Nord, exploration	2,119	640	3,634	2,164
Kiaka Project, exploration	1,574	860	3,051	1,355
Ondundu Project, exploration	41	160	100	343
Finland Properties, exploration	584	424	758	798
Uzbekistan, exploration	804	390	1,468	1,035
Other	1,791	743	2,208	2,697

	15,253	11,883	25,424	21,247
Following a very successful year for exploration in 2020, B2Gold is conducting another year of aggressive exploration in 2021 with a budget of approximately $66 million (excludes drilling included in the Gramalote Project budget). Exploration is focused predominantly in Mali, with a total country budget of $27 million, other operating mine sites in Namibia and the Philippines, as well as expanded focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions have culminated in the Company allocating a record $25 million in 2021 to high quality targets for its grassroots exploration programs, including a number of new regions.

Fekola Mine

In 2021, approximately $8 million is budgeted to be spent on exploration around the Fekola Mine, including Fekola North and Cardinal/FMZ. A total of approximately 49,000 metres of diamond and reverse circulation drilling is planned with drilling at Cardinal and FMZ having been prioritized and accelerated in the first half of 2021. Grade control drilling is underway at a portion of the Cardinal deposit to enable it to be mined for processing at the Fekola plant. An Environmental and Social Impact Assessment has been completed and submitted to the Malian authorities. The Company is in the process of updating the Fekola Mine Plan to include production from Cardinal which is expected to commence in the third quarter of 2021. The potential upside from Cardinal has not been included in the 2021 Fekola production guidance. Ongoing exploration drilling will also focus on infilling the high-grade portions of the Cardinal zone and extend these down plunge. Drilling at Fekola North will also continue to track the main Fekola structure north of the existing open pit.

Anaconda Area

In 2021, approximately $12.7 million is budgeted to be spent on exploration in the Anaconda area, including $6.2 million for the Menankoto Permit and $6.5 million for the Bantako Nord permit. A total of approximately 57,000 meters of diamond and reverse circulation drilling is planned.

The Company, through its Malian subsidiary Menankoto, is currently involved in a dispute with the Malian Government related to renewal of the Menankoto Permit which forms part of the Anaconda Area and is located 20 km north of the Fekola Mine licence area. The Company strongly believes that Menankoto is entitled to a one-year renewal of the Menankoto Permit under applicable law. After ongoing discussions with the Malian Government were not ultimately successful in resolving the situation, on June 24, 2021 the Company announced that it had formally commenced arbitration proceedings against the Republic of Mali. The arbitration has been commenced pursuant to the arbitration clause set out in the Convention governed by the 2012 Mining Code, on the basis that the Republic of Mali breached its obligations under the Convention and under the 2012 Mining Code. Based on the terms of the Convention, the arbitration will be conducted by the International Centre for Settlement of Investment Disputes in Paris, France. In addition to pursuing arbitration under the Convention, the Company may pursue, as required, all other available legal remedies.

The operations at the Fekola Mine, which is situated on a separate mining license 20 kilometres from the Menankoto Permit and projected to produce 530,000 to 560,000 ounces of gold in 2021, continue normally and have not been impacted by the dispute relating to the Menankoto Permit. In addition, the Fekola Mine has not included the Mineral Resources from the Anaconda area (comprised of the Menankoto Permit and the Bantako North permit) in the current Fekola life of mine plan. The Bantako North permit area (wholly owned and in good standing) contains a significant portion of the Mamba deposit saprolite material and remains open. Preliminary planning by the Company has demonstrated that a pit situated on the Bantako North permit area could provide saprolite material for at least 1.5 to 2 years to feed the Fekola mill commencing in 2022 subject to obtaining all necessary permits and completion of a final mine plan. This additional feed to the Fekola mill would benefit all stakeholders, including the State of Mali, B2Gold’s 20% partner at the Fekola Mine.

Other West African Exploration

A total of $2.5 million is planned in other areas of West Africa, leveraging off the considerable geological experience gained at Fekola. This budget includes establishing an exploration presence and pursuing opportunities in the highly prospective and under-explored country of Cote d’Ivoire.

Masbate Mine

The Masbate exploration budget for 2021 is approximately $6.3 million, including approximately 15,000 metres of drilling. The 2021 exploration program will follow up where 2020 drilling intersected higher grades in previously low-grade areas that had been sparsely drilled. It will also focus on drill testing the most prospective Inferred Mineral Resource areas below existing design pits to determine if existing open pits can be expanded as a result of higher gold prices. Several grassroot greenfield targets will be further tested as well.

Otjikoto Mine and Regional Exploration

The total exploration budget for Namibia in 2021 is approximately $4.8 million. Exploration in 2021 will include 25,000 metres of diamond drilling and 3,200 metres of RAB drilling split between the Otjikoto Mine and the Ondundu joint venture. The majority of the diamond drilling will target the extension of the existing Wolfshag underground resource area and a lone drillhole intersection more than 700 metres down plunge. Several new zones located parallel to and east of Wolfshag with the potential to enhance the underground project are being tested.

Other Greenfield Exploration

Given B2Gold’s exploration team's successful discovery history, in 2021, B2Gold has allocated approximately $25 million to high quality targets for its grassroots exploration programs, including Finland, Uzbekistan and a number of new regions.

In Finland, the Company has allocated $4.8 million to the Central Lapland joint venture with Aurion Resources Ltd. Most significantly, the westward extension of Rupert Resources’ Ikkari discovery trends directly onto the joint venture ground. This trend coincides with B2Gold’s base-of-till (BOT) drilling and the same interpreted structure as defined by airborne geophysics.

In Uzbekistan, the Company has allocated $5 million to advance exploration on the ground acquired in proximity to the world class Muruntau super-mine. Exploration in 2020, mapping, RAB drilling and trenching identified multiple targets on structures and lithologies that have the same alteration and geochemical characteristics as Muruntau. Reverse circulation and diamond drilling are underway.

In addition, the Company has allocated approximately $15 million for several other greenfield targets currently being pursued.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 3 and 4 of its audited consolidated financial statements for the year ended December 31, 2020. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
COVID-19 estimation uncertainty
A global pandemic related to COVID-19 was declared in March 2020 by the World Health Organization. The current and expected impacts on global commerce have been and are anticipated to continue to be far-reaching. To date, globally, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing global uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

The areas of judgement and estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. The impact of COVID-19 on the global economic environment, and the local jurisdictions in which the Company operates, could result in changes to the way the Company runs its mines. These changes could result in revenues or costs being different from the Company's expectations. This impact could be material.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived assets requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Menankoto

The Company, through its Malian subsidiary Menankoto, is currently involved in a dispute with the Malian Government related to renewal of the Menankoto Permit which it had applied for a renewal of in early February 2021. The Company strongly believes that Menankoto is entitled to a one-year renewal of the Menankoto Permit under applicable law. After ongoing discussions with the Malian Government were not ultimately successful in resolving the situation, on June 24, 2021 the Company announced that it had formally commenced arbitration proceedings against the Republic of Mali. The arbitration has been commenced pursuant to the arbitration clause set out in the Convention governed by the 2012 Mining Code, on the basis that the Republic of Mali breached its obligations under the Convention and under the 2012 Mining Code. Based on the terms of the Convention, the arbitration will be conducted by the International Centre for Settlement of Investment Disputes in Paris, France. In addition to pursuing arbitration under the Convention, the Company may pursue, as required, all other available legal remedies.

As at June 30, 2021, the Company considered the non-renewal of the Menankoto Permit to be an indicator of impairment for its Anaconda Regional Property which had a carrying value of $32 million. The Company conducted an impairment analysis whereby the carrying value of the Menankoto Permit was compared to an estimate of its recoverable amount which was determined to be its fair value less costs of disposal (“FVLCD”). FVLCD was determined based on the weighted-average probabilities of successful return of the Menankoto Permit through available legal remedies applied to a value of the property based on recent market transactions. The Company’s analysis concluded that the carrying value of the Anaconda Regional exploration property was not impaired at June 30, 2021.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended June 30, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	69,737	40,348	22,208	132,293	12,303	144,596
Royalties and production taxes	16,523	6,325	1,823	24,671	949	25,620

Total cash costs	86,260	46,673	24,031	156,964	13,252	170,216

Gold sold (ounces)	115,000	59,971	25,100	200,071	14,289	214,360

Cash operating costs per ounce ($/ gold ounce sold)	606	673	885	661	861	675

Total cash costs per ounce ($/ gold ounce sold)	750	778	957	785	927	794

	For the three months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	45,220	32,201	19,566	96,987	2,029	99,016
Royalties and production taxes	22,875	5,119	3,240	31,234	(1,463)	29,771

Total cash costs	68,095	37,320	22,806	128,221	566	128,787

Gold sold (ounces)	166,800	43,500	46,800	257,100	1,622	258,722

Cash operating costs per ounce ($/ gold ounce sold)	271	740	418	377	1,251	383

Total cash costs per ounce ($/ gold ounce sold)	408	858	487	499	349	498

	For the six months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	127,348	72,333	44,244	243,925	27,162	271,087
Royalties and production taxes	35,574	11,876	3,747	51,197	2,078	53,275

Total cash costs	162,922	84,209	47,991	295,122	29,240	324,362

Gold sold (ounces)	235,200	115,341	51,860	402,401	29,432	431,833

Cash operating costs per ounce ($/ gold ounce sold)	541	627	853	606	923	628

Total cash costs per ounce ($/ gold ounce sold)	693	730	925	733	993	751

	For the six months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	88,321	63,211	37,011	188,543	13,114	201,657
Royalties and production taxes	42,093	8,971	5,901	56,965	1,002	57,967

Total cash costs	130,414	72,182	42,912	245,508	14,116	259,624

Gold sold (ounces)	317,500	90,400	88,700	496,600	15,852	512,452

Cash operating costs per ounce ($/ gold ounce sold)	278	699	417	380	827	394

Total cash costs per ounce ($/ gold ounce sold)	411	798	484	494	890	507

Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	69,737	40,348	22,208	132,293	12,303	144,596
Inventory sales adjustment	391	(5,297)	759	(4,147)	—	(4,147)

Cash operating costs	70,128	35,051	22,967	128,146	12,303	140,449

Gold produced (ounces)	113,611	56,878	26,891	197,380	14,232	211,612

Cash operating costs per ounce ($/ gold ounce produced)	617	616	854	649	864	664

	For the three months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	45,220	32,201	19,566	96,987	2,029	99,016
Inventory sales adjustment	(938)	(2,528)	(1,235)	(4,701)	—	(4,701)

Cash operating costs	44,282	29,673	18,331	92,286	2,029	94,315

Gold produced (ounces)	147,424	48,654	43,496	239,574	2,019	241,593

Cash operating costs per ounce ($/ gold ounce produced)	300	610	421	385	1,005	390

	For the six months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	127,348	72,333	44,244	243,925	27,162	271,087
Inventory sales adjustment	5,697	(2,316)	371	3,752	—	3,752

Cash operating costs	133,045	70,017	44,615	247,677	27,162	274,839

Gold produced (ounces)	238,699	114,391	49,933	403,023	29,233	432,256

Cash operating costs per ounce ($/ gold ounce produced)	557	612	893	615	929	636

	For the six months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	88,321	63,211	37,011	188,543	13,114	201,657
Inventory sales adjustment	(2,873)	(1,144)	(270)	(4,287)	—	(4,287)

Cash operating costs	85,448	62,067	36,741	184,256	13,114	197,370

Gold produced (ounces)	311,435	93,526	85,245	490,206	16,249	506,455

Cash operating costs per ounce ($/ gold ounce produced)	274	664	431	376	807	390
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. On November 16, 2018, the World Council announced an update to its Guidance Note on all-in sustaining costs with application effective starting January 1, 2019. This update provides additional transparency about the costs of gold production and support further consistency of application of the Guidance Note. The major updates to the Guidance Note include providing a more specific definition of non-sustaining costs as those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation in the future. The Guidance Note has defined ‘material benefit’ as an increase of at least 10% in annual or life of mine production, net present value or reserves compared to the remaining life of the operation. In addition, the Guidance Note has been updated to clarify that production phase capitalized stripping only meets the definition of non-sustaining if the stripping is expected to take at least 12 months and the subsequent ore production phase is expected to be more than 5 years. The Company adopted the updates to the Guidance Note, effective January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2021:

	For the three months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment Mine	Grand Total
	$	$	$	$	$	$	$

Production costs	69,737	40,348	22,208	—	132,293	12,303	144,596
Royalties and production taxes	16,523	6,325	1,823	—	24,671	949	25,620
Corporate administration	1,466	608	1,304	7,139	10,517	677	11,194
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	2,444	2,444	—	2,444
Community relations	311	16	406	—	733	—	733
Reclamation liability accretion(2)	145	165	111	—	421	—	421
Realized gains on derivative contracts	(1,118)	(1,205)	(563)	—	(2,886)	—	(2,886)
Sustaining lease expenditures	118	343	42	190	693	—	693
Sustaining capital expenditures(3)	6,851	5,965	14,116	—	26,932	1,528	28,460
Sustaining mine exploration(3)	4,140	1,339	1,027	—	6,506	—	6,506

Total all-in sustaining costs	98,173	53,904	40,474	9,773	202,324	15,457	217,781

Gold sold (ounces)	115,000	59,971	25,100	—	200,071	14,289	214,360

All-in sustaining cost per ounce ($/ gold ounce sold)	854	899	1,613	—	1,011	1,082	1,016
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Excludes reclamation accretion relating to Gramalote and Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2021:

	For the three months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	8,721	6,778	21,091	36,590	1,528	38,118
Solar plant	(1,870)	—	—	(1,870)	—	(1,870)
Land acquisitions	—	(653)	—	(653)	—	(653)
Other	—	(160)	—	(160)	—	(160)
Underground development	—	—	(5,489)	(5,489)	—	(5,489)
National power grid connection	—	—	(1,486)	(1,486)	—	(1,486)

Sustaining capital expenditures	6,851	5,965	14,116	26,932	1,528	28,460

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2021:

	For the three months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	4,140	1,339	1,113	6,592	1,542	8,134
Regional exploration	—	—	(86)	(86)	(1,542)	(1,628)

Sustaining mine exploration	4,140	1,339	1,027	6,506	—	6,506

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2020:

	For the three months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	45,220	32,201	19,566	—	96,987	2,029	99,016
Royalties and production taxes	22,875	5,119	3,240	—	31,234	(1,463)	29,771
Corporate administration	1,004	566	969	5,523	8,062	249	8,311
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	2,481	2,481	—	2,481
Community relations	452	72	(32)	—	492	—	492
Reclamation liability accretion(2)	71	71	47	—	189	—	189
Realized losses on derivative contracts	1,232	1,324	669	—	3,225	—	3,225
Sustaining lease expenditures	194	360	92	170	816	—	816
Sustaining capital expenditures(3)	18,564	4,375	10,242	—	33,181	—	33,181
Sustaining mine exploration(3)	4,171	2,011	627	—	6,809	—	6,809

Total all-in sustaining costs	93,783	46,099	35,420	8,174	183,476	815	184,291

Gold sold (ounces)	166,800	43,500	46,800	—	257,100	1,622	258,722

All-in sustaining cost per ounce ($/ gold ounce sold)	562	1,060	757	—	714	502	712
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Excludes reclamation accretion relating to Gramalote and Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2020:

	For the three months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	52,340	4,529	10,920	67,789	—	67,789
Mine expansion equipment	(14,245)	—	—	(14,245)	—	(14,245)
Plant expansion	(12,751)	—	—	(12,751)	—	(12,751)
Solar plant	(6,535)	—	—	(6,535)	—	(6,535)
Other	(245)	(5)	(15)	(265)	—	(265)
Land acquisitions	—	(149)	—	(149)	—	(149)
Underground development	—	—	(663)	(663)	—	(663)

Sustaining capital expenditures	18,564	4,375	10,242	33,181	—	33,181

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2020:

	For the three months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	4,171	2,011	651	6,833	—	6,833
Regional exploration	—	—	(24)	(24)	—	(24)

Sustaining mine exploration	4,171	2,011	627	6,809	—	6,809

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2021:

	For the six months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment Mine	Grand Total
	$	$	$	$	$	$	$

Production costs	127,348	72,333	44,244	—	243,925	27,162	271,087
Royalties and production taxes	35,574	11,876	3,747	—	51,197	2,078	53,275
Corporate administration	3,322	1,406	2,353	13,534	20,615	1,313	21,928
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	4,553	4,553	—	4,553
Community relations	552	35	727	—	1,314	—	1,314
Reclamation liability accretion(2)	231	284	176	—	691	—	691
Realized gains on derivative contracts	(1,778)	(1,786)	(825)	—	(4,389)	—	(4,389)
Sustaining lease expenditures	286	684	81	377	1,428	—	1,428
Sustaining capital expenditures(3)	18,009	11,948	27,971	—	57,928	1,528	59,456
Sustaining mine exploration(3)	7,227	2,402	1,469	—	11,098	—	11,098

Total all-in sustaining costs	190,771	99,182	79,943	18,464	388,360	32,081	420,441

Gold sold (ounces)	235,200	115,341	51,860	—	402,401	29,432	431,833

All-in sustaining cost per ounce ($/ gold ounce sold)	811	860	1,542	—	965	1,090	974
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Excludes reclamation accretion relating to Gramalote and Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2021:

	For the six months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	26,117	13,342	39,966	79,425	1,528	80,953
Solar plant	(8,108)	—	—	(8,108)	—	(8,108)
Land acquisitions	—	(1,028)	—	(1,028)	—	(1,028)
Other	—	(366)	—	(366)	—	(366)
Underground development	—	—	(9,920)	(9,920)	—	(9,920)
National power grid connection	—	—	(2,075)	(2,075)	—	(2,075)

Sustaining capital expenditures	18,009	11,948	27,971	57,928	1,528	59,456

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2021:

	For the six months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	7,227	2,425	1,589	11,241	1,542	12,783
Regional exploration	—	(23)	(120)	(143)	(1,542)	(1,685)

Sustaining mine exploration	7,227	2,402	1,469	11,098	—	11,098
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2020:

	For the six months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	88,321	63,211	37,011	—	188,543	13,114	201,657
Royalties and production taxes	42,093	8,971	5,901	—	56,965	1,002	57,967
Corporate administration	2,306	1,113	2,272	12,559	18,250	1,601	19,851
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	5,325	5,325	—	5,325
Community relations	1,743	429	2,054	—	4,226	—	4,226
Reclamation liability accretion(2)	216	194	159	—	569	—	569
Realized losses on derivative contracts	1,323	1,364	694	—	3,381	—	3,381
Sustaining lease expenditures	387	718	195	345	1,645	—	1,645
Sustaining capital expenditures(3)	30,535	9,079	21,794	—	61,408	1,070	62,478
Sustaining mine exploration(3)	5,041	3,628	958	—	9,627	492	10,119

Total all-in sustaining costs	171,965	88,707	71,038	18,229	349,939	17,279	367,218

Gold sold (ounces)	317,500	90,400	88,700	—	496,600	15,852	512,452

All-in sustaining cost per ounce ($/ gold ounce sold)	542	981	801	—	705	1,090	717
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Excludes reclamation accretion relating to Gramalote and Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2020:

	For the six months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	126,473	9,290	22,652	158,415	1,070	159,485
Mine expansion equipment	(47,960)	—	—	(47,960)	—	(47,960)
Plant expansion	(28,723)	—	—	(28,723)	—	(28,723)
Solar plant	(17,786)	—	—	(17,786)	—	(17,786)
Other	(1,469)	(49)	(15)	(1,533)	—	(1,533)
Land acquisitions	—	(162)	—	(162)	—	(162)
Underground development	—	—	(843)	(843)	—	(843)

Sustaining capital expenditures	30,535	9,079	21,794	61,408	1,070	62,478

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2020:

	For the six months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	5,041	3,628	1,023	9,692	492	10,184
Regional exploration	—	—	(65)	(65)	—	(65)

Sustaining mine exploration	5,041	3,628	958	9,627	492	10,119

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. In order to improve comparability with other senior gold producers, effective September 30, 2020, the Company no longer adjusts for share-based payments expense. Prior periods have been updated to reflect this change.
A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income attributable to shareholders of the Company for the period:	68,457	124,446	160,012	196,733
Adjustments for non-recurring and significant recurring non-cash items:
COVID-19 relief donations	—	2,752	—	2,752
Unrealized (gains) losses on derivative instruments	(7,293)	(6,840)	(14,544)	4,008
Non-cash modification of Calibre receivable	—	—	—	689
Deferred income tax (recovery) expense	(9,298)	(8,668)	3,388	2,797

Adjusted net income attributable to shareholders of the Company for the period	51,866	111,690	148,856	206,979

Basic weighted average number of common shares outstanding (in thousands)	1,053,054	1,040,661	1,052,303	1,037,847

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.05	0.11	0.14	0.20

SUMMARY OF QUARTERLY RESULTS

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2021	2021	2020	2020	2020	2020	2019	2019
Gold revenue ($ in thousands)	362,990	362,302	479,525	487,166	441,939	380,298	313,659	310,783
Net income for the period ($ in thousands)	73,982	98,832	174,405	277,039	137,961	83,008	182,413	65,583
Earnings per share (1) – basic ($)	0.07	0.09	0.16	0.25	0.12	0.07	0.17	0.05
Earnings per share (1) – diluted ($)	0.06	0.09	0.16	0.25	0.12	0.07	0.17	0.05
Cash (used) provided by operating activities ($ in thousands)	(8,316)	145,854	196,690	300,762	238,089	216,213	144,905	167,834
Gold sold, excluding discontinued operations (ounces)	200,071	202,330	256,655	253,200	257,100	239,500	211,800	208,900
Average realized gold price ($/ ounce)	1,814	1,791	1,868	1,924	1,719	1,588	1,481	1,488
Gold produced, excluding discontinued operations (ounces)	197,380	205,643	256,319	248,733	239,574	250,632	228,406	213,278
Gold produced, total including discontinued operations and Calibre Equity Investment (ounces)	211,612	220,644	270,469	263,813	241,593	264,862	245,140	258,200
Cash operating costs (2) ($/ gold ounce sold)	675	582	461	437	383	405	479	507
Total cash costs (2) ($/ gold ounce sold)	794	709	578	567	498	516	579	603
All-in sustaining costs (2) ($/ gold ounce sold)	1,016	932	926	785	712	721	882	807
Adjusted net income (1)(2)(3) ($ in thousands)	51,866	96,990	146,729	161,183	111,690	95,289	65,116	85,060
Adjusted earnings per share (1)(2)(3) – basic ($)	0.05	0.09	0.14	0.15	0.11	0.09	0.06	0.08
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Previous periods have been adjusted to reflect the removal of the adjustment for share-based payments expense, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, including the timing of tax payments, in addition to the factors noted for gold revenue. The net income in the fourth quarter of 2019 reflects an impairment reversal of $70 million related to the Masbate Mine, net of deferred income tax expense and the gain on sale of Nicaraguan Assets of $40 million. The net income in the third quarter of 2020 reflects an impairment reversal of $122 million related to the Masbate Mine, net of deferred income tax and the recognition of a deferred income tax liability of $24 million related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries.

SUMMARY AND OUTLOOK
The Company is pleased with its second quarter and first half of 2021 production results. Based on a strong first half of 2021 and above budget gold production, the Company remains on track to meet or exceed the upper end of its total gold production forecast range for 2021 of between 970,000 and 1,030,000 ounces (including 50,000 and 60,000 attributable ounces projected from Calibre) with total consolidated cash operating costs of between $500 and $540 per ounce and total consolidated all-in sustaining costs of between $870 and $910 per ounce.
Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.
The Company also continues to advance its pipeline of development projects. Work continues on the Gramalote Project and based on a review of the feasibility study work to date, B2Gold believes that there is strong potential for a more robust project and has recently agreed a revised 2021 budget (subject to final Joint Venture committee approval) with its 50% joint venture partner, AngloGold, to advance the scope of planned feasibility study work. This includes revisiting the original Gramalote Project design parameters included in the existing mining permit, further optimizing project design and additional drilling of the inferred portion of the Gramalote Mineral Resource and further drilling of the Monjas West and Trinidad zones. Completion of the Gramalote feasibility study has been pushed out from the first quarter to the second quarter of 2022 as a result of an increase in planned drilling and the impact of ongoing COVID-19 restrictions. The Company continues to look at optimization opportunities for the Kiaka Project in Burkina Faso. The Company now expects that this work will be completed by the end of the third quarter of 2021. The Company remains committed to finding the best means of maximizing the value of the Kiaka Project for its shareholders.

Following a very successful year for exploration in 2020, B2Gold is conducting an aggressive exploration campaign in 2021 with a budget of approximately $66 million (excluding the Gramalote Project). Exploration is focused predominantly in Mali, other operating mine sites in Namibia and the Philippines and grassroots exploration programs around the world. Many years of target generation and pursuing opportunities in prospective gold regions have culminated in the Company allocating a record $25 million in 2021 to high quality targets for its grassroots exploration programs, including several new regions.

Notwithstanding the commencement of arbitration proceedings in Mali with respect to the renewal of the Menankoto Exploration Permit, the Company is committed to continuing its ongoing discussions with the Malian Government to resolve the issue. Since the Company commenced its investment in Mali, B2Gold has always enjoyed a positive and mutually beneficial relationship with the Government of Mali. Most recently, B2Gold partnered with the Government of Mali to assist the people of Mali facing challenges created by the COVID-19 pandemic, as well as its impact on the mining sector. B2Gold continues to explore additional ways in which it might help the Government and local communities to deal with the impact of the pandemic. We believe that continued exploration success in Mali has the potential to deliver significant production upside in both the near term and over the longer term.

The operations at the Fekola Mine, which is situated on a separate mining license 20 kilometres from the Menankoto Permit and projected to produce 530,000 to 560,000 ounces of gold in 2021, continue normally and have not been impacted by the dispute relating to the Menankoto Permit. In addition, the Fekola Mine has not included the Mineral Resources from the Anaconda area (comprised of the Menankoto Permit and the Bantako North permit) in the current Fekola life of mine plan. The Bantako North permit area (wholly owned and in good standing) contains a significant portion of the Mamba deposit saprolite material and remains open. Preliminary planning by the Company has demonstrated that a pit situated on the Bantako North permit area could provide saprolite material for at least 1.5 to 2 years to feed the Fekola mill commencing in 2022 subject to obtaining all necessary permits and completion of a final mine plan. This additional feed to the Fekola mill would benefit all stakeholders, including the State of Mali, B2Gold’s 20% partner at the Fekola Mine.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of development and exploration projects, evaluate acquisition opportunities and continue to return capital to our shareholders with a substantial dividend.
OUTSTANDING SHARE DATA
At August 4, 2021, 1,054,306,919 common shares were outstanding. In addition, there were approximately 34.4 million stock options outstanding with exercise prices ranging between Cdn.$2.94 to Cdn.$8.53 per share, approximately 4.1 million RSUs outstanding and approximately 3.1 million PSUs outstanding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon mines, production is presented on a 100% basis for the period up until October 14, 2019 and on a 33% basis thereafter (to reflect B2Gold's current approximate interest in Calibre).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold remaining well positioned for continued strong operational and financial performance for 2021; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2021, including production being weighted heavily to the second half of 2021; total consolidated gold production of between 970,000 and 1,030,000 ounces in 2021 with cash operating costs of between $500 and $540 per ounce and all-in sustaining costs of between $870 and $910 per ounce; the ability of the Fekola mill to run above the annualized throughput rate of 7.5 Mtpa, including maintaining a rate of 8.3 Mtpa for 2021 and average approximately 8.5 Mtpa for the life of mine; the Bantako North permit area providing saprolite material for 1.5 to 2 years to feed the Fekola mill commencing in 2022 subject to obtaining all necessary permits and completion of a final mine plan; the potential upside from the Cardinal resource area and the ability to mine the area in third quarter of 2021; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in early 2022; the completion of a review of optimization opportunities for the Kiaka project in the third quarter of 2021; the total cash income tax payments of $380 million in 2021; the Company’s position that Menankoto is entitled to a renewal of the Menankoto Permit under applicable law and its intention to pursue all available legal remedies to resolve the issue; the results of the feasibility work completed to date on the Gramalote Project, including the economic analysis, and the Company’s belief regarding the potential for a more robust project and further optimization; the delivery of a final feasibility study for the Gramalote Project by the end of the second quarter of 2022, and the results thereof; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; the availability of the RCF for future drawdowns; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Bill Lytle, Senior Vice President of Operations, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.